Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

November 4, 2021

Re:	Grayscale Bitcoin Cash Trust

Registration Statement on Form 10

Filed July 12, 2021

File No. 000-56308

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Sonia Bednarowski

Justin Dobbie

Ben Phippen

Amit Pande

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Bitcoin Cash Trust (BCH) (the “Trust”), this letter sets forth the Sponsor’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated October 21, 2021 on Amendment No. 2 to the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 3 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Exhibit 99.1

Overview

The Trust and the Shares, page 4

1.	Refer to your response to comment 4. Please disclose here the circulation supply of Bitcoin and BCH.

The Sponsor has revised the disclosure on page 4 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Risk Factors

Risk Factors Related to the Regulation of the Trust and the Shares

A determination that BCH or any other digital asset is a “security”, page 36

2.

We note that in response to comment 2, you provided a legal memorandum from counsel to the Sponsor rather than an opinion of counsel. Please revise your risk factor disclosure on page 36 to explicitly state, if true, that you were unable to obtain an opinion of counsel that BCH is not a security under Section 2(a)(1) of the Securities Act due to the fact-dependent nature of the analysis and the difficulty in obtaining and verifying the relevant facts.

The Sponsor has revised the disclosure on pages 37 in response to the Staff’s comment.

Constituent Exchange Selection, page 52

3.

We note your response to our prior comment 14 and your disclosure on page 53 that the Index Provider is not required to publicize or explain the addition or removal of Constituent Exchanges or to alert the Sponsor to such changes. Please tell us why, if true, you will not inform investors of a material change to the Constituent Exchanges by filing a current report, or disclose here that you will do so.

The Sponsor has revised the disclosure on page 54 in response to the Staff’s comment.

Determination of the Index Price, page 53

4.

Refer to your response to comment 18. Please tell us whether the Index Price methodology is publicly available to investors. Please also confirm, as previously requested, that you have provided a materially complete description of the Index Price methodology.

The Sponsor has revised the disclosure on page 55 in response to the Staff’s comment. The Sponsor confirms that it believes it has provided a materially complete description of the Index Price methodology.

BCH Value

Determination of the Index Price When the Index Price is Unavailable, page 55

5.

Refer to your response to comment 16. In the second rule on page 55, you state that the Digital Asset Exchanges include the Constituent Exchanges. Please clarify whether exchanges that are not Constituent Exchanges may be selected, and, if so, disclose the criteria for a digital asset exchange to be used as a Source in the second rule.

The Sponsor has revised the disclosure on page 56 in response to the Staff’s comment.

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November 4, 2021	2

U.S. Securities and Exchange Commission

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein

Chief Executive Officer

Grayscale Investments, LLC

November 4, 2021	3